

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2022

David Kaplan
Chief Executive Officer
Ares Acquisition Corp
245 Park Avenue, 44th Floor
New York, NY 10167

     Re: Ares Acquisition Corp
        Preliminary Proxy Statement on Schedule 14A
        Filed December 6, 2022
        File No. 001-39972

Dear David Kaplan:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Real Estate & Construction

cc: Monica Shilling, Esq.